[redacted]

SECURITIE

09057942

SEC Mail Processing Section
FEB 26 2009
Washington, DC
106

BB 3/9

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17918

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MID-OHIO SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Burns Road
(No. and Street)

Elyria	OH	44035
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Desich (440) 323-5491
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Radachi and Company, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

900 East Broad Street, Suite A	Elyria	OH	44035
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 9 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/12

OATH OR AFFIRMATION

I, Jeffrey Desich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mid-Ohio Securities Corporation, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

GAIL PRIBANIC, Notary Public
State of Ohio
My Commission Expires 5-25-2010

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MID-OHIO SECURITIES CORP.

FORM X-17A-5
PART III

DECEMBER 31, 2008

RADACHI AND COMPANY

Certified Public Accountants and Business Consultants

900 EAST BROAD STREET, SUITE A, ELYRIA, OHIO 44035 • (440) 365-3115 • FAX: (440) 365-4668

MID-OHIO SECURITIES CORP.

TABLE OF CONTENTS

December 31, 2008

RADACHI AND COMPANY
Certified Public Accountants and Business Consultants

900 East Broad Street, Suite A
Elyria, Ohio 44035
Telephone (440) 365-3115 • Fax (440) 365-4668

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
of Mid-Ohio Securities Corp.
Elyria, Ohio

We have audited the accompanying statement of financial condition of Mid-Ohio Securities Corp. (a corporation) as of December 31, 2008, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mid-Ohio Securities Corp. as of December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 through 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Radachi & Company

February 11, 2009

MID-OHIO SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Accounts payable	$ 99,127	
Accrued expenses:		
Commissions	272	
Payroll taxes	175	
Retirement plan	975	
Wages	5,885	
Total current liabilities		$ 106,434
STOCKHOLDERS' EQUITY:		
Common stock, stated value $5 per share; Authorized 500 shares, Issued and outstanding, 128 shares	640	
Additional paid-in capital	55,673	
Retained earnings	2,423,669	
Total stockholders' equity		2,479,982
		$ 2,586,416

The accompanying notes are an integral part of the financial statements.
See Accountants' Report.

MID-OHIO SECURITIES CORP.

STATEMENT OF INCOME

Year Ended December 31, 2008

REVENUE:		
Commissions	$ 1,060,592	
Trading profit	21,585	
Interest	62,409	
Other income	8,315	$ 1,152,901
EXPENSES:		
Salaries and other compensation	133,988	
Employee benefits and taxes	10,606	
Commissions and clearance	442,701	
Legal	58,142	
Occupancy	39,889	
Penalties	7,711	
Regulatory fees	6,224	
Retirement plan	975	
Settlement expenses	3,000	
Office and administrative	188,088	891,324
		261,577
OTHER INCOME (LOSS):		
Gain on sale of business assets	172,235	
Loss on trading securities (Note 1)	(612,301)	(440,066)
NET LOSS BEFORE TAX BENEFIT		(178,489)
TAX BENEFIT (Note 6)		57,902
NET LOSS		$ (120,587)

The accompanying notes are an integral part of the financial statements.
See Accountants' Report.

MID-OHIO SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended December 31, 2008

BALANCE - Beginning of year	$ 2,544,256
DEDUCTION - Net loss	120,587
BALANCE - End of year	$ 2,423,669

The accompanying notes are an integral part of the financial statements.
See Accountants' Report.

MID-OHIO SECURITIES CORP.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (120,587)
Adjustments to reconcile net income to net cash used in operating activities:	
Gain (loss) on sale of business assets	(172,235)
Loss on trading securities	612,301
(Increase) decrease in:	
Receivables	(19,434)
Trading securities	(265,069)
Prepaid expenses	(236)
Restricted cash	5,713
Prepaid and refundable income taxes	(262,415)
Increase (decrease) in:	
Accounts payable	67,531
Accrued expenses	(127,569)
Net cash used in operating activities	(282,000)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Proceeds from the sale of business assets	204,298
Net cash provided by investing activities	204,298
NET DECREASE IN CASH	(77,702)
CASH - Beginning of year	1,788,469
CASH - End of year	$ 1,710,767
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid during the year for interest	$ 0
Cash paid during the year for income taxes	$ 298,354

The accompanying notes are an integral part of the financial statements.

See Accountants' Report.

MID-OHIO SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

December 31, 2008

Note 1. Summary of Significant Accounting Policies:

A. Business Activity:

The Company operates principally in the securities industry as a broker-dealer on a fully disclosed basis and is registered with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA), formerly known as the National Association of Securities Dealers (NASD). The Company is located in Elyria, Ohio and the majority of its customers are located in northeast Ohio with the remaining customers located throughout the United States.

B. Trading Securities:

Securities owned are valued at market value. The resulting difference between cost and market (or fair value) is included in income.

Marketable securities owned consist of trading securities at market value as follows:

Corporate stocks	$463,574

C. Receivables:

The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to expense when that determination is made.

D. Estimates:

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Note 1. Summary of Significant Accounting Policies (Continued):

E. Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly-liquid investments with an initial maturity of three months or less to be cash equivalents.

F. Concentration of Risk:

The Company maintains cash balances at several banks and with one brokerage firm. Accounts at each bank are insured by the Federal Deposit Insurance Corporation up to $250,000. The brokerage account contains cash that is protected up to $100,000 by the Securities Investor Protection Corporation. Cash in the Flex Funds money market account is guaranteed by the United States Treasury Department through the Temporary Guarantee Program for Money Market Funds.

Approximately 95% of the Company's revenue is from trades made for customers of Equity Trust Company, a related party.

Note 2. Restricted Cash:

The Company has a deposit in escrow in the amount of $43,955 that is required by National Financial Services, LLC, a division of Fidelity Investments, a broker clearing house.

Note 3. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2008, the Company had net capital of $1,939,342, which was $1,689,342 in excess of its required net capital of $250,000. The Company's net capital ratio was 7.76 to 1.

Note 4. Report Disclosure:

Part III of the Mid-Ohio Securities Corp. Focus Report (Form X-17A-5) dated December 31, 2008, to the Securities and Exchange Commission is available for examination and copying at the principal office of the Company in Elyria, Ohio, and at the Chicago, Illinois regional office of the Commission.

Note 5. Intangible Asset – Purchased Customer Lists:

In prior years the Company purchased trust accounts from unrelated trust companies and recorded the purchase price. In 2003 the trust accounts were sold to Equity Trust Company, a related party. The accounts are being purchased over a seven-year period and in accordance with SFAS 142, the trust account assets are being amortized over their finite life, seven years. Under the purchase agreement, Equity Trust Company is purchasing one-seventh of the accounts for 10.5% of net custodial fees each year. At December 31, 2008, the gross carrying value of the trust accounts was $227,500 less accumulated amortization of $195,437. Amortization expense for the year ended December 31, 2008 was $32,063 and was netted against the annual purchase price of the trust accounts for a net gain on sale of $172,235 for 2008.

Note 6. Federal Income Taxes:

At December 31, 2008, the Company has a net operating loss carryback in the amount of $178,489, resulting in a tax benefit of $57,902, that will be utilized against taxable income from 2003.

Also included in prepaid and refundable income taxes is a receivable for $32,833 for a penalty paid by the Company in 2008 that has since been abated by the Internal Revenue Service. Estimated 2008 federal tax payments of $171,680 have been included in the prepaid and refundable income taxes as no federal income tax is due for 2008.

Effective for the year ended December 31, 2008, the Company adopted the provisions of FASB Interpretation ("FIN") No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB SFAS No. 109. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized under SFAS No. 109. FIN No. 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on various related matters such as derecognition, interest and penalties, and disclosure.

As of December 31, 2008, there were no positions for which management believes it is reasonably possible that the total amounts of tax contingencies will significantly increase or decrease within 12 months of the reporting date.

The Company files tax returns in the U.S. federal jurisdiction, two state jurisdictions, and a local jurisdiction. As of 2008, no uncertain tax positions are under audit for any of the Company's tax jurisdictions.

SUPPLEMENTARY INFORMATION

MID-OHIO SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2008

NET CAPITAL		
Total Stockholders' Equity	$ 2,479,982	
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	0	
B. Deferred federal income taxes	0	
Total capital and allowable subordinated liabilities		$ 2,479,982
Deductions and/or Charges:		
Non-allowable assets:		
Receivable from customers	0	
Securities owned readily marketable	0	
Purchased customer lists, net	32,063	
Due from related parties	0	
Deferred expenses	0	
Other assets	288,271	320,334
Net Capital before Haircuts on Securities Positions		2,159,648
Haircuts on Securities (Computed, where applicable, pursuant to 15c3-1 (f)):		
A.Trading and investment securities:		
Stocks and warrants	69,536	
Other Securities	150,770	
B. Undue concentration	0	220,306
		$ 1,939,342

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2007)

Net Capital, as reported in Company Part II unaudited FOCUS report		$ 1,972,597
Increase in assets	55,371	
Decrease in liabilities	(35,125)	
Decrease in non-allowable assets	(58,671)	
Increase in undue concentration	5,170	(33,255)
Net capital per above		$ 1,939,342

The accompanying notes are an integral part of the financial statements.
See Accountants' Report.

MID-OHIO SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2008

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 2,471
Minimum dollar net capital requirement of reporting broker or dealer	$ 250,000
Net capital requirement	$ 250,000
Excess net capital	$ 1,689,342
Excess net capital at 1500%	$ 1,936,871
Excess net capital at 1000%	$ 1,935,637
Ratio: Aggregate indebtedness to net capital	.02 to 1

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable	$ 29,742
Accrued expenses	7,307
Deferred federal income tax	0
Notes payable	0
Total aggregate indebtedness	$ 37,049
Percentage of aggregate indebtedness to net capital	2 %
Percentage of debt-to-debt equity total computed in accordance with rule 15c3-1(d)	0 %

The accompanying notes are an integral part of the financial statements.
See Accountants' Report.

MID-OHIO SECURITIES CORP.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2008

CREDIT BALANCES		
Free credit balances and other credit balances in customers' security accounts	$	0
Total credit items		0
DEBIT BALANCES		
Total debit items		0
RESERVE COMPUTATION		
Excess of total debits over total credits	$	0
Amount held on deposit in "Reserve Bank Account"	$	316
Amount on deposit including value of qualified securities		0
New amount in Reserve Bank Accounts after adding deposit including value of qualified securities	$	316

The reserve computation is made on a weekly basis.

RECONCILIATION with Company's computation (Included in Part II of Form W-17A-5 as of December 31, 2008)		
Reserve computation, as reported in Company Part II unaudited FOCUS report	$	0
Interest earned		0
Reserve bank accounts balance per above	$	0
Excess as reported in Company's Part II FOCUS Report	$	0
Excess per this computation	$	0

The accompanying notes are an integral part of the financial statements.
See Accountants' Report.

MID-OHIO SECURITIES CORP.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2008

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by the respondent within the time frames specified under Rule 15c3-3.	$ -0-
A. Number of items	-0-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, exluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -0-
A. Number of items	-0-

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customer's fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3.

See Independent Auditors' Report.

RADACHI AND COMPANY
Certified Public Accountants and Business Consultants

900 East Broad Street, Suite A
Elyria, Ohio 44035
Telephone (440) 365-3115 • Fax (440) 365-4668

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To The Board of Directors and Stockholders
of Mid-Ohio Securities Corp.
Elyria, Ohio

In planning and performing our audit of the financial statements of Mid-Ohio Securities Corp. (a corporation) for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the corporation, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following: (1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13; (3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL
(Continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the corporation's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Radaslie & Company

February 11, 2009

END